SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D/A

(Amendment No. 13)

Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs

c/o Global Sources Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Kitts and Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN, HC

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CUSIP No. G 39300 101

1.	NAMES OF REPORTING PERSONS Hinrich Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

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CUSIP No. G 39300 101

1.	NAMES OF REPORTING PERSONS Hinrich Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

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ITEM 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Common Shares, $0.01 par value (the “Common Shares”), of Global Sources Ltd. (the “Issuer”), a Bermuda corporation whose principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

This Amendment No. 13 amends the Schedule 13D filed on December 8, 2003 (as amended by Amendment No. 1 filed on November 18, 2008, Amendment No. 2 filed on January 13, 2009, Amendment No. 3 filed on January 22, 2009, Amendment No. 4 filed on August 16, 2010, Amendment No. 5 filed on October 15, 2010, Amendment No. 6 filed on December 23, 2011, Amendment No. 7 filed on November 22, 2013, Amendment No. 8 filed on June 20, 2014, Amendment No. 9 filed on August 7, 2015, Amendment No. 10 filed on December 10, 2015, Amendment No. 11 filed on April 28, 2016, and Amendment No. 12 filed on May 24, 2017, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 24, 2017, at 11:00 a.m., Hong Kong time, a special general meeting of shareholders of the Issuer was held at the Board Room, 26th Floor, Tower B, Southmark, 11 Yip Hing Street, Wong Chuk Hang, Hong Kong Special Administrative Region of the People’s Republic of China. At the special general meeting, the Issuer’s shareholders voted in favor of, among others, the proposal to approve the agreement and plan of amalgamation, dated as of May 23, 2017, as amended on May 25, 2017 and as may be further amended from time to time (the “Amalgamation Agreement”), by and among the Issuer, Expo Holdings I Ltd (“Parent”) and Expo Holdings II Ltd. (“Amalgamation Sub”), providing for the amalgamation of Amalgamation Sub and the Issuer (the “Amalgamation”) with the amalgamated company resulting from the Amalgamation continuing as a Bermuda exempted company limited by shares (the “Amalgamated Company”) and becoming a wholly-owned subsidiary of Parent.

On August 28, 2017, pursuant to the terms of the Amalgamation Agreement, Amalgamation Sub and the Issuer were amalgamated with the Amalgamated Company continuing as a Bermuda exempted company limited by shares and becoming a wholly-owned subsidiary of Parent. Subject to the terms and conditions set forth in the Amalgamation Agreement, at the effective time of the Amalgamation, each issued and outstanding Common Share was automatically cancelled and converted into the right to receive an amount equal to US$20.00 in cash, without interest.

Following the completion of the Amalgamation, the Issuer will cease to have Common Shares listed on the NASDAQ Global Select Market after the filing of Form 25. In addition, 90 days after the filing of Form 15 in connection with the completion of the Amalgamation or such other period as may be determined by the SEC, registration of the Issuer’s securities registered under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, Mr. Hinrichs, Hinrich Foundation and Hinrich Investments no longer beneficially own any Common Shares.

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ITEM 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)	As of the date hereof, Mr. Hinrichs, Hinrich Foundation and Hinrich Investments no longer beneficially own any Common Shares or have any voting power or dispositive power over any Common Shares.

(c)	Except for the transactions described in Item 4, none of Mr. Hinrichs, Hinrich Foundation and Hinrich Investments has effected any transactions in the Common Shares during the 60 days preceding the filing of this Amendment No. 13 to the Schedule 13D.

(d)	N/A.

(e)	August 28, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2017

MERLE A. HINRICHS

/s/ Merle A. Hinrichs
Merle A. Hinrichs

HINRICH FOUNDATION

By:	/s/ Merle A. Hinrichs
Name:	Merle A. Hinrichs
Title:	Director

HINRICH INVESTMENTS LIMITED

By:	/s/ Merle A. Hinrichs
Name:	Merle A. Hinrichs
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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